SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3 /*/)

                      Plastinum Polymer Technologies Corp.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   727606 10 5
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                                 (CUSIP Number)

                                   Jacques Mot
                    c/o Plastinum Polymer Technologies Corp.
                       10100 Santa Monica Blvd., Suite 300
                              Los Angeles, CA 90067
                                 (310) 651-9972
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 2, 2009
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 727606 10 5
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Jacques Mot
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) |_|
      (b) |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
      or 2(e) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland Nationality
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                        7     SOLE VOTING POWER

                              41,572,076
                        --------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
     SHARES
     BENEFICIALLY             0
     OWNED BY           --------------------------------------------------------
     EACH               9     SOLE DISPOSITIVE POWER
     REPORTING
     PERSON                   41,572,076
     WITH               --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      41,572,076
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.8%
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14    TYPE OF REPORTING PERSON*

      IN
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

ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock"), of Plastinum Polymer Technologies Corp. (the "Issuer").

      The address of the Issuer's principal executive office is 10100 Santa Monica Blvd., Suite 300, Los Angeles, CA 90067.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is amended by inserting the following paragraph at the end thereof:

      On January 2, 2009, the Compensation Committee of the Board of Directors of the Issuer authorized and approved, and the Issuer entered into, an Amendment to Stock Option Agreement (the "Amendment") with respect to the April 18, 2008 grant to Jacques Mot of additional options under the 2006 Long-Term Incentive Plan exercisable for shares of the Issuer's Common Stock, which original grant was approved by the Stockholders of the Issuer on July 1, 2008 (the "2008 Option Agreement"). The Amendment was entered into pursuant to the authority granted to the Compensation Committee in the 2008 Option Agreement to modify the terms of vesting of the Options granted under the 2008 Option Agreement. The Amendment
(i) acknowledges that one-third of the Options granted under the 2008 Option Agreement are no longer eligible for vesting and have expired and (ii) modifies the vesting conditions for the remaining Options with regards to the establishment of factories so as to clarify that they may be established anywhere in the world, including through a joint venture or subsidiary. After giving effect to the Amendment, up to 9,600,000 Options remain granted to Jacques Mot under the 2008 Option Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended and restated in its entirety to read as follows:

      (a) Mr. Mot beneficially owns in the aggregate 41,572,076 shares of Common Stock, of which (i) 38,772,076 shares are owned of record by Mr. Mot, (ii) 400,000 shares are issuable upon conversion of a $200,000 convertible loan made by Mr. Mot to the Issuer on July 10, 2006, (iii) 400,000 shares are issuable upon exercise by Mr. Mot of immediately exercisable warrants at an exercise price of $0.50 per share and (iv) immediately exercisable options to purchase 2,000,000 shares of Common Stock at an exercise price of $.10 per share (of which 1,000,000 became exercisable on each of July 10, 2007 and July 10, 2008). Accordingly, Mr. Mot's shares beneficially owned by him represent approximately 35.8% of the Issuer's Common Stock and Preferred Stock treated on an "as converted" into Common Stock basis.

      Mr. Mot also owns options to purchase 1,000,000 shares of Common Stock at an exercise price of $.10 per share, which options become exercisable on July 10, 2009.

      Mr. Mot further owns options to purchase 9,600,000 shares of Common Stock at an exercise price of $.30 per share which, assuming Mr. Mot remains in the employ of the Issuer become exercisable as follows: (a) 2,400,000 of the Options vest on each of the following dates (the "Milestone Attainment Dates") upon the attainment of each of the following respective milestones (the "Milestones"):
(i) on December 31, 2009 if at least one fully operational factory has been established by the Issuer anywhere in the world and (ii) on December 31, 2010 if at least four fully operational factories, including the one contemplated by the preceding clause (i), have been established by the Issuer anywhere in the world; provided, however, that the Milestone in clause (ii) above may be adjusted by the Compensation Committee of the Issuer at its discretion by January 15, 2010; and (b) on such date as the market capitalization of the Issuer exceeds $300 million and provided that such date occurs on or prior to 4/18/2011, then double the number of Options that have already vested and those yet subject to vesting on each Milestone Date that has not yet occurred will become exercisable by the Reporting Person.

      (b) Mr. Mot has the sole power to vote all of the shares of Common Stock beneficially owned by him.

      (c) Within the past 60 days, Mr. Mot has not made any transactions in the Common Stock.

      (d) No person, other than Mr. Mot, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Mot.

      (e) Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: January 6, 2009


/s/ Jacques Mot
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Jacques Mot